[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

February 22, 2008

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Palatin Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2007 Filed September 13, 2007 File No. 1-15543

Dear Mr. Riedler:

On behalf of Palatin Technologies, Inc., we respond as follows to the comments dated February 4, 2008 from the staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above-captioned public filing (the “2007 10-K”). Please note that for your convenience, we have recited each of the staff’s comments and have provided our response to each comment immediately thereafter.

Form 10-K for the year ended June 30, 2007

Item 1. Business
Patents and Proprietary Information, page 6

1.

We note your disclosure that you own issued patents relating to Bremelanotide and NeutroSpec, and that you license certain patents relating to compounds and methods of treatment for sexual dysfunction. Please expand your disclosure to describe the nature of these patents and their duration, as required by Item 101 (c)(1)(iv) of Regulation S-K.

Response:

With respect to bremelanotide, the relevant sentence on page 6 of the 2007 10-K states: “We own issued United States and foreign patents covering bremelanotide, and additionally have pending United States and foreign applications.” Unless there has been a change in our business such that the statement is no longer material, we will insert sentences stating in substance the following in our annual report on Form 10-K for the year ending June 30, 2008:

The issued United States patents claim the bremelanotide substance and use of bremelanotide for stimulating sexual response. The issued United States patents have a term until 2020, which term may be subject to extension for a maximum period of up to five years as compensation for patent term lost during drug development and the FDA regulatory review process, pursuant to the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. Whether we will be able to obtain patent term extensions under the Hatch-Waxman Amendments and the length of the extension to which we may be entitled cannot be determined until approval for marketing, if it is ever obtained, by the FDA of a product in which bremelanotide is the active ingredient.

With respect to NeutroSpec®, the relevant sentence on page 6 of the 2007 10-K states: “We own patents relating to certain aspects of NeutroSpec, but the claims of those patents would not be effective in preventing others from developing competing products.” We believe that this disclosure is sufficient, since disclosure under any of paragraphs (c)(1)(i) through (x) of Item 101 of Regulation S-K is required only “[t]o the extent material to an understanding of the registrant’s business taken as a whole.” Because we disclose that the patents will not be effective in preventing others from developing competing products, it is not material to an understanding of our business to further understand the “duration and effect” of the patents.

Additionally, we had withdrawn NeutroSpec from the market in December 2006. On page 5 of the 2007 10-K, we disclose that “[a]ll ongoing clinical trials and plans for future clinical trials and regulatory approvals of NeutroSpec have been suspended and no final decision concerning future activities involving NeutroSpec have been made.” If we decide to proceed with development of NeutroSpec, we will reconsider whether additional disclosure on the nature and terms of the patents is warranted.

With respect to the license to certain patents relating to compounds and methods of treatment for sexual dysfunction, the relevant sentence on page 6 of the 2007 10-K states: “We also license certain patents relating to compounds and methods of treatment for sexual dysfunction, and believe these patents have value but are not required to commercialize bremelanotide.” This sentence referred to certain patents that were the subject of a license agreement with Competitive Technologies, Inc. (“CTI”). The license agreement did not apply to bremelanotide, primarily because bremelanotide was not disclosed or claimed in any of the patents included in the license agreement. The utility of the patents was predominately defensive, and secondarily provided a potential alternative product. In either instance the license agreement and patents licensed under the license agreement were not required for any product we were developing, and therefore not material to an understanding of our business taken as a whole. We described the license agreement in order to provide continuity with previous reports which described that agreement, including disclosure of litigation between CTI and us.

As we disclosed in our report on Form 8-K filed on January 23, 2008, and in Part II, Item 1 of our report on Form 10-Q for the quarterly period ended December 31, 2007 filed on February 8, 2008, the license agreement was terminated effective January 21, 2008 pursuant to a settlement agreement and release with CTI, resolving all outstanding disputes with CTI. Because the license agreement with CTI has been terminated, we will delete the sentence relating to the license of certain patents quoted above from our next annual report on Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

2.	We note the following agreements have been described but not filed as exhibits:
•	Exclusive license agreement with The Wistar Institute of Biology and Anatomy;
•	License agreement with Competitive Technologies, Inc.

Please file these agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K. Please note that if these agreements were filed previously, you may amend your Form 10-K to incorporate the previously-filed agreement by reference.

Response:

With respect to the license agreements with The Wistar Institute of Biology and Anatomy (“Wistar”) and with CTI, we do not believe that revised disclosure is necessary. We described these two agreements, even though they were not material contracts as defined in Item 601 (b)(10) of Regulation S-K, in order to provide continuity with previous reports which described them.

The license agreement with Wistar is for rights to the cell line which produces the monoclonal antibody used in NeutroSpec, as generally disclosed on page 6 of the 2007 10-K. As explained above in our response to the first comment, we withdrew NeutroSpec from the market in December 2006 and suspended development. Unless we decide to proceed with development of NeutroSpec, the agreement is not material. In the event that we proceed with development of NeutroSpec, including seeking or obtaining approval to market NeutroSpec, we will determine at that time whether the agreement is required to be filed pursuant to Item 601 (b)(10).

The license agreement with CTI was for rights to a peptide called variously MT-II or PT-14. We had ceased developing that peptide in 2000. As explained above in our response to the first comment, the license agreement did not apply to bremelanotide (the product we were and are developing), and was not material to an understanding of our business taken as a whole.

As we have described above in our response to the first comment, our license agreement with CTI has been terminated pursuant to a settlement agreement. CTI retained all rights to MT-II/PT-14, and we expressly relinquished all claims to any contractual or intellectual property rights to that peptide or any patents licensed under the terminated license agreement. We retained all rights to bremelanotide, and CTI expressly relinquished all claims to any contractual or intellectual property rights to bremelanotide, including any claim that making, using or selling bremelanotide infringes any patents licensed under the terminated license agreement. Because the license agreement with CTI has been terminated, for this additional reason it should not be filed as an exhibit.

* * * * *

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly at (609) 495-2200 extension 2222 should you require additional information.

Very truly yours,

/s/ STEPHEN T. WILLS

Stephen T. Wills
Executive Vice President - Operations and
Chief Financial Officer

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